UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

October 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 13

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,311,618 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.9% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of June 15, 2022 is 63,753,722, as reported in the Issuer’s Information Statement, filed with the SEC on June 17, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 13

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,724,662 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 13

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 450,000
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 13

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 13

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 13

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 8 of 13

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 13

This Amendment No. 22 (“Amendment No. 22”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 22 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On October 25, 2022, Philip A. Norcross submitted a demand to the Issuer (the “Third Books and Records Demand”) to inspect the books and records of the Issuer made pursuant to Section 1508 of the Pennsylvania Business Corporation Law. As stated in the Third Books and Records Demand, the purpose of making such demand is to allow the Reporting Persons to communicate with fellow shareholders of the Issuer and to determine whether the Board properly discharged its duties. The Third Books and Records Demand is attached hereto as Exhibit 7(h) and incorporated herein by reference.

On October 25, 2022, the Group also delivered a letter to the Issuer requesting a special meeting of shareholders, the text of which is set forth below:

Dear Ms. Jacobs:

George E. Norcross, III, Gregory B. Braca and Philip A. Norcross, together with the Avery Conner Capital Trust (the “Trust”) and its trustees (“we” or the “Shareholders”), submit this written request (this “Request”) in their capacity as shareholders pursuant to Article 1, Section 2 of the Amended and Restated By-laws (the “By-laws”) of Republic First Bancorp, Inc. (“Republic First” or the “Company”), which entitles shareholders of the Company to a special meeting of shareholders if called at the written request of shareholders entitled to cast at least 20% of the votes entitled to be cast at the meeting.1

As of the date of this Request, we own in the aggregate 6,311,618 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company or approximately 9.9%2 of the issued and outstanding shares of Common Stock. The Common Stock is the only class of shares entitled to be cast at the meeting. George E. Norcross, III owns 674,572 of the shares; Gregory B. Braca owns 462,384 shares; Philip A. Norcross owns 450,000 shares, in addition to the

[1]

Article 1, Section 2 of the By-laws provides that “[s]pecial meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute or by the Corporation’s Articles of Incorporation, may be held at any place within the United States, and may be called at any time (a) by the Chairman of the Board, (b) by the Board of Directors or (c) at the request in writing of shareholders entitled to cast at least twenty (20%) percent of the votes entitled to be cast at the meeting upon payment by such shareholders to the Corporation of the reasonably estimated cost of preparing and mailing a notice of the meeting (which estimated cost shall be provided to such shareholders by the Secretary of the Corporation); provided, however, that special meetings of shareholders of the Corporation which have as their purpose a change in control of the Corporation, amendment to these By-Laws or an amendment of the Corporation’s Articles of Incorporation may only be called by a majority of the Board of Directors of the Corporation.” (emphasis added) The By-laws permit shareholders holding 20% of the votes entitled to be cast at the meeting, taken together, to make such request.

[2]	Based on 63,753,722 shares of Common Stock outstanding as of June 15, 2022, as reported by the Company’s Information Statement, filed with the Securities and Exchange Commission on June 17, 2022.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 13

4,724,662 shares held by the Trust of which he may be deemed to share ownership as a trustee; and the Trust owns 4,724,662 shares, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida may be deemed to share ownership as trustees. Attached as Exhibit A is documentary evidence of the Shareholders’ ownership as of October 21, 2022 (the “Record Date”).

Given the Company’s indeterminate delay in scheduling and holding an annual meeting and the apparent self-enrichment by a certain member of the Board that threatens the Company, we write to request that a special meeting of shareholders of the Company (the “Special Meeting”) be held as promptly as practicable for the purposes (the “Special Meeting Purposes”) of:

1.	Adopting the following shareholder resolution:

Resolved: Shareholders of Republic First Bancorp, Inc. (the “Company”) urge the Board to take all actions necessary to amend the Amended and Restated Employment Agreement, dated as of March 1, 2021 (the “Agreement”), with Harry D. Madonna (“Executive”) to eliminate golden parachute payments and any incentives for Executive to favor a change of control transaction and non-market terms, including but not limited to, (i) eliminating entitlement to payment of a Transaction Bonus in any circumstances, (ii) providing that upon a Termination Event (which shall not include a Change of Control), Executive will be entitled to a Lump Sum Termination Payment not to exceed $500,000, (iii) providing that the definition of Good Cause shall not include a Change of Control, (iv) eliminating the Company and the Bank’s obligation to reimburse Executive for costs and expenses arising from any dispute in connection with the Agreement regardless of the outcome and (v) eliminating Executive’s use of perquisites or Company resources for Extraneous Activities. Defined terms shall have the meanings ascribed to them in the Agreement; and

2.

Electing two directors to the board of directors of Republic First (the “Board”), one to serve as a Class I director and one to serve as a Class III director until the annual meeting of shareholders at which such director’s term expires and until the elections and qualifications of their respective successors. The directors elected at the Special Meeting would fill the Class I and Class III vacant seats as a result of the resignation of Brian P. Tierney and the resignation of either Vernon W. Hill, II or Barry L. Spevak.

The purpose of the Special Meeting is not to effect a change in control.

Subject to the receipt by the Secretary of the Company of similar requests from other shareholders representing ownership of Common Stock aggregating (including our 6,311,618 shares) of 20% of the outstanding Common Stock,3 the By-laws obligate the Secretary to immediately call such Special Meeting and the Board to promptly take any action necessary to effectuate that call.

Shareholders that held shares of Common Stock as of October 21, 2022 that would like to request the Special Meeting should send a letter to the Company at the following address, without delay, (i) stating the purposes of the special meeting requested (see the

[3]	See Article 1, Section 2 of the By-laws.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 13

Special Meeting Purposes above) and (ii) providing documentary evidence of ownership as of October 21, 2022 (see, e.g., Exhibit A hereto):

Republic First Bancorp, Inc.

Two Liberty Place

50 South 16th Street, Suite 2400

Philadelphia, Pennsylvania 19102

Attention: Lisa Jacobs, Esq., Secretary of Republic First Bancorp, Inc.

We also ask that shareholders kindly notify us of any such request to the attention of George E. Norcross, III (gnorcross@connerstrong.com).

There is no proper basis for the Secretary or the Board to decline to call and effect the Special Meeting as long as the Secretary receives, within a reasonable time after this Request, similar requests from shareholders with the requisite aggregate number of shares at the mailing address above, to hold the Special Meeting that clearly state the purposes of the Special Meeting and provide documentary evidence of their ownership as of October 21, 2022, the Record Date (see, e.g., Exhibit A hereto).

We respectfully request that the Company promptly provide a notice to the Shareholders, and all the shareholders, as to any similar requests received by the Secretary. Upon receipt of the required written requests, Republic First must set a record date and meeting date for the Special Meeting and provide all required notices, in each case as required by Republic First’s By-laws and in accordance with SEC and NASDAQ rules. If reasonably requested by the Company, the Shareholders agree to provide reasonable evidence of their continued ownership at the time the Special Meeting is called.

We are prepared to solely bear the costs and expenses of preparing and mailing the notice of the Special Meeting and will make payment of the reasonably estimated cost of such preparation and mailing as provided to us by the Secretary of the Company.

THIS IS NOT A PROXY SOLICITATION AND THE PURPOSE OF THIS LETTER IS NOT TO SOLICIT PROXIES TO VOTE ON THE ISSUES THAT WOULD BE PRESENTED AT THE SPECIAL MEETING. ANY SHAREHOLDER MAKING A SIMILAR REQUEST WILL BE ABLE TO VOTE AGAINST ANY OF THE PROPOSALS PRESENTED AT THE SPECIAL MEETING IF SUCH SHAREHOLDER HOLDS COMMON STOCK AS OF THE RECORD DATE OF THE SPECIAL MEETING SET BY THE COMPANY. SUCH REQUEST DOES NOT CONFER ON THE SHAREHOLDERS ANY RIGHT TO VOTE ANY SHARES OF ANY OTHER PERSON AT THE MEETING.

Sincerely,

/s/ George E. Norcross, III

George E. Norcross, III

/s/ Philip A. Norcross, Trustee

Avery Conner Capital Trust

/s/ Philip A. Norcross

Philip A. Norcross

CUSIP No. 760416107	SCHEDULE 13D/A	Page 12 of 13

/s/ Susan D. Hudson

Susan D. Hudson

/s/ Geoffrey B. Hudson

Geoffrey B. Hudson

/s/ Rose M. Guida

Rose M. Guida

/s/ Gregory B. Braca

Gregory B. Braca

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description

7(h)	Third Books and Records Demand

CUSIP No. 760416107	SCHEDULE 13D/A	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca